Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2002.

Name of Company	Percentage

Propimex, S.A. de C.V., a Mexican corporation	99.99%
Inmuebles del Golfo, S.A. de C.V., a Mexican corporation	99.99%
Refrescos y Aguas Minerales, S.A. de C.V., a Mexican corporation	99.99%
Coca-Cola FEMSA de Buenos Aires S.A., an Argentine corporation	99.99%